February 21, 2013

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker, Branch Chief
Ms. Alexandra M. Ledbetter, Staff Attorney
Ms. Laura Nicholson, Staff Attorney

Re:	Mesa Energy Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed January 9, 2013
File No. 0-53972

Ladies and Gentlemen:

On behalf of Mesa Energy Holdings, Inc., a Delaware corporation (“Mesa”), I refer to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 6, 2012 (the “Comment Letter”), addressed to the undersigned, as Chief Executive Officer of Mesa, relating to the above-captioned Revised Preliminary Proxy Statement filed by Mesa (the “Proxy Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by Mesa.

In addition, we hereby submit via EDGAR transmission Amendment No. 2 to the Proxy Statement, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Ms. Parker, Ms. Ledbetter and Ms. Nicholson a courtesy copy of Amendment No. 2, marked to show changes from the original Proxy Statement.

5220 Spring Valley Rd • Suite 615 • Dallas, Texas 75254 • 972.490.9595 • Fax 972.490.9161

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

The Acquisition, page 70

Background to the Acquisition, page 70

1.	We note your response to comment 3 in our letter dated December 21, 2012. Refer to the following sentence at the bottom of page 70: “In addition, Messrs. Cerna and Griffin determined that the best and most cost effective course of action would be for a small group of members of each board to meet in C.K. Cooper’s offices in Irvine, CA in order to further evaluate the potential transaction.” Please revise your disclosure to clarify whether this planned meeting of the small group was the meeting that took place on September 13, 2012 at C.K. Cooper’s corporate office in Irvine, California.

See answer to # 2.

2.	In addition, please clarify how and when Mr. Cerna began discussions with Mr. Griffin or other Mesa affiliates about a possible business combination. In that regard, it appears from your revised disclosure that Messrs. Cerna and Griffin discussed such matters prior to the September 13, 2012 meeting described on page 71.

Upon review, (a) the last two sentences at the bottom of page 70 appear to have been out of place and have been moved to the end of the second paragraph on page 71, and (b) the date in the second paragraph on page 71 was incorrect and has been changed from August 30 to August 27, 2012. We believe that these changes clarify that (a) Mr. Cerna began discussions with Mr. Griffin about a possible business combination on August 27, 2012, and (b) the planned meeting of the small group was the meeting that took place on September 13, 2012.

3.	We note your response to comment 8 in our letter dated December 21, 2012. Refer to the following sentence on page 71: “A general discussion of a possible exchange rate range took place at the September 13, 2012, meeting in Irvine, CA, and a range of possible values was discussed then and in subsequent telephone conversations between Messrs. Griffin and Cerna.” Please disclose the range of possible values discussed.

We have added disclosure on page 71 to indicate that the range of possible exchange rates that was discussed was between 0.325 and 0.35 shares of Armada common stock for each share of Mesa common stock.

4.	We note your response to comment 9 in our letter dated December 21, 2012. Refer to the following sentences on page 71: “Mesa management also believes that the integration of the management teams would not present any significant challenges. The structure of the new board would generally follow the split in shareholder base of the combined companies.” Please disclose more specifically when the parties agreed on the proposed management and board structure for the combined company.

We have added disclosure on page 71 to the effect that the proposed management and board structure for the combined company was discussed to some extent at the September 13, 2012, meeting. As indicated already on page 72, the proposed management and board structure was outlined in the October 1, 2012, letter of intent. The structure was formally agreed in the definitive Asset Purchase Agreement, as amended by Amendment No. 1 thereto.

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

Fairness Opinion, page 77

5.	Please revise your filing to expand your discussion regarding the analyses prepared and presented to the Mesa board of directors by Moyes & Co. in connection with its fairness opinion. Please refer to Item 1015(b)(6) of Regulation M-A. Such disclosure should include the methods used to value each of Mesa and Armada, and the conclusions reached by Moyes with respect to the valuation of each company. Please also discuss how the range of values as determined by Moyes compares to the consideration being offered to the Mesa shareholders.

We have revised expanded the discussion regarding the analyses prepared and presented to the Mesa board of directors by Moyes & Co. as requested on pages 80-82.

6.	Please disclose all material assumptions used in the valuation of Mesa and Armada.

We have disclosed all material assumptions used by Moyes & Co. in the valuation of Mesa and Armada on pages 80-82.

7.	Please briefly explain the meaning of “asset up valuation” referenced at page 77.

We have explained the meaning of “asset up valuation” on page 80.

8.	Please briefly describe the “value of synergies” referenced at page 77.

We have described the “value of synergies” on page 82.

9.	Please briefly explain the meaning of “the risked technical value of the assets,” to which you refer on page 77.

We have explained the meaning of “the risked technical value of the assets” on page 80.

10.	Where you state on page 77 that “comparable transactions were considered,” please describe the transactions considered and disclose Moyes & Co.’s findings.

We have described the comparable transactions considered by Moyes & Co. and have disclosed Moyes & Co.’s findings with respect thereto on pages 81 and 82.

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

11.	Please revise your disclosure to consistently and accurately disclose the conclusion reached by Moyes & Co. in its fairness opinion. In that regard, we note the statement in the Moyes opinion provided at Annex D that “…the Consideration to be paid pursuant to the Asset Purchase Agreement is fair, from a financial point of view, to Mesa.” Such opinion does not appear to address the fairness of the transaction to the Mesa shareholders. However, your disclosure at pages 12 and 72 suggest that Moyes & Co. concluded that the consideration to be received by the holders of Mesa common stock is fair from a financial point of view to such holders. Similarly, you indicate at page 77 that Moyes & Co. concluded that the negotiated value of the transaction represented a fair and reasonable agreement for the combination of Mesa and Armada. However, such conclusion is not included in the opinion provided in Annex D.

The fairness opinion of Moyes & Co. has been revised to indicate their conclusion that, in their opinion, the Consideration to be paid pursuant to the Asset Purchase Agreement is fair, from a financial point of view, to Mesa’s shareholders, and we have revised the disclosure on page 80 of the filing to conform the language to that of the fairness opinion.

12.	We note your response to comment 15 in our letter dated December 21, 2012, and reissue such comment. In that regard, we note that the revised opinion continues to indicate that it is “solely for the information, assistance and benefit of, the Board of Directors of Mesa.” Please either delete this limitation or provide the disclosure described in our prior comment.

The fairness opinion of Moyes & Co. has been revised to delete the referenced limitation.

Financial Statements

13.	Please monitor the age of the financial statements provided in your filing. Please refer to Rule 8-08 of Regulation S-X.

The financial statements of Armada have been updated to include financial statements as of, and for the three and nine months ended, December 31, 2012.

Mesa affirms the following in accordance with Rule 8-08(b) of Regulation S-X:

(1)	all reports of Mesa due under section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, have been filed with the Commission;

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

(2)	for the most recent fiscal year ended December 31, 2012, for which audited financial statements are not yet available, Mesa reasonably and in good faith expects to report income from continuing operations attributable to Mesa before taxes; and

(3)	for the year ended December 31, 2011, the fiscal year immediately preceding the most recent fiscal year, Mesa reported income from continuing operations attributable to Mesa before taxes.

Therefore the financial statements of Mesa contained in Amendment No. 2 to the Proxy Statement are current, and Mesa is not currently required to provide audited financial statements for the fiscal year ended December 31, 2012.

Mesa will continue to monitor the age of the financial statements provided in its filings in accordance with Rule 8-08 of Regulation S-X.

* * *

Mesa acknowledges that:

•	Mesa is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mesa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Proxy Statement by Amendment No. 2, please contact Barrett S. DiPaolo of Gottbetter & Partners, LLP, at (212) 400-6910.

Sincerely yours,

Randy M. Griffin
Chief Executive Officer

cc:	Adam S. Gottbetter
Barrett S. DiPaolo
Paul C. Levites